INDEPENDENT ACCOUNTANTS' REPORT



The Board of Directors
Option One Mortgage Corporation
Santa Ana, California

We have examined management's assertion about Option One Mortgage Corporation's (the Company) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of June 17, 1997 and for the period from January 1, 1997 through June 17, 1997. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the company's compliance with the minimum servicing standards.

In our opinion, management's assertion that Option One Mortgage Corporation complied with the aforementioned minimum servicing standards as of June 17, 1997 and for the period from January 1, 1997 through June 17, 1997 is fairly stated, in all material respects.


/s/ Deloitte & Touche LLP
-------------------------

October 7, 1997